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                                    EXHIBIT 2



Mr. Kazuhiko Hayakawa
President
Information Technologies Group
Mitsubishi Electronics America, Inc.


November 6, 1997


Mitsubishi Electronics Corp. (hereinafter referred to as "Seller") hereby agrees for the consideration of $100 paid to Seller in care of Mr. Jurgen Epple to sell exclusively and solely to Gerald D. Ellenburg (hereinafter referred to as "Buyer") and/or Buyer's assignees, all of Seller's shares of stock in Radius, Inc. (Nasdaq trading symbol RDUS) for $0.45 per share. Such sale is to be completed by 5:00 P.M. PST November 14, 1997 by delivery by Buyer of wired funds or cashier's check (if wired, a confirmation of wire is acceptable to Seller if received on the business day following November 14, 1997 if such confirmation states that wire was funded by Buyer on November 14, 1997).

Seller represents that it owns and will sell to Buyer 3,999,901 (three million nine hundred ninety-nine thousand nine hundred and one) shares pursuant to the Registration Statement dated January 16, 1997, which shares will be unrestricted and freely tradable upon transfer to Buyer as specified in the governing agreement, free of lien or encumbrance. Seller agrees to sell and transfer to Buyer, at sale, any and all rights and claims it has against Radius, Inc. and any of its former or present directors, officers, agents, or employees as a shareholder of Radius, Inc.

Buyer and Seller agree that a fax and countersigned copy of this agreement is fully enforceable.

By:   Mr. Kazuhiko Hayakawa                       By:    Gerald D. Ellenburg
      President
      Information Technologies Group
      Mitsubishi Electronics America, Inc.

      /s/ Kazuhiko Hayakawa                       /s/ Gerald D. Ellenburg
      ------------------------------------        ------------------------------
                                                     Gerald D. Ellenburg